Exhibit XV

NORDIC INVESTMENT BANK

FINANCING THE FUTURE

Interim Management Statement

January–March 2020

(Unaudited)

Table of Contents

3	Highlights

3	Key ﬁgures and ratios

4	President and CEO's comments

5	Operating and ﬁnancial review

5	Total comprehensive income

8	Financial position

11	Financial statements

11	Statement of comprehensive income

12	Statement of ﬁnancial position

14	Statement of changes in equity

15	Cash ﬂow statement
17	Notes to the interim ﬁnancial statements

17	Note 1 - Net interest income

17	Note 2 - Net proﬁt on ﬁnancial operations

18	Note 3 - Expected credit loss

18	Note 4 - Net loan losses

19	Note 5 - Loans outstanding

19	Note 6 - Debts evidenced by certiﬁcates

19	Note 7 - Basis of preparation

19	Ratio deﬁnitions

2 | Interim Management Statement

Highlights

During the ﬁrst months of 2020, prior to COVID 19 outbreak, NIB’s ﬁnancial and operating performance has been according to plan. This means a lower net interest income compared to last year, mainly due to the continued low yield environment.

With the recent and rapid development of the COVID 19 outbreak, the ﬁnancial markets have experienced signiﬁcant market movements. These market movements have resulted in unrealised losses on ﬁnancial instruments NIB holds to hedge its interest rate risks and in its liquidity portfolio of EUR 130 million. As the Bank intends to hold the related ﬁnancial instruments to maturity, the valuation losses will reverse as the instruments will settle at par.

During the three month period ending 31 March 2020, a total of EUR 1,717 million in new loans were agreed and EUR 946 million were disbursed compared to EUR 605 million and EUR 547 million respectively in 2019. The increase in lending activity compared to the corresponding period in 2019 is due to NIB's response to the COVID 19 crisis.

After the outbreak of Covid 19, the Bank has adjusted the macro-economic scenarios used to calculate the expected credit loss (“ECL”) provision and as a result the ECL provision has increased by EUR 24 million compared to 31 December 2019.
Key ﬁgures and ratios
In millions of euro unless otherwise speciﬁed	Jan-Mar 2020*	Jan-Mar 2019*	Jan-Dec 2019
Net interest income	49	54	212
Loss/proﬁt before net loan losses	-91	51	183
Net loss/proﬁt	-113	54	182

Loans disbursed	946	547	2,676
Loans agreed	1,717	605	3,316
Mandate fulﬁlment **	100%	100%	98%

Lending outstanding	18,643	18,750	18,931
Total assets	34,252	31,235	32,653
New debt issues	1,666	1,416	4,909
Debts evidenced by certiﬁcates	27,079	25,240	26,674
Total equity	3,607	3,635	3,735

Equity/total assets ***	10.5%	11.6%	11.4%
Proﬁt/average equity ***	n.a	6.0%	5.0%
Cost/income ***	n.a	17.4%	21.9%
Number of employees at period end	229	225	229

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements
** See page 9 for mandate fulﬁlment explanation
*** See page 19 for ratio deﬁnitions

3 | Interim Management Statement

President & CEO's comments January–March 2020

When we published our results for 2019, we expected that 2020 would be business as usual: that the Bank would continue to promote sustainable growth, driven by the increasing demand for public and private investments in sustainable development. We were expecting to disburse slightly over EUR 3 billion this year.

However, due to the outbreak of the corona pandemic, we have revised our plans signiﬁcantly. It is obvious that, in addition to serious health consequences around the world, the COVID-19 pandemic will cause a sharp decline in economic activity and threaten growth and employment. This also affects the Nordic and Baltic countries.

So, what steps has NIB taken thus far?

We have activated our contingency plan in order to protect our staff and to ensure business continuity. This guarantees that NIB will be able to continue to make payments and settlements also in crisis situations. As part of these measures, the Bank has been split up and is working from different locations. Most of our staff are working from home.

In late March, the Nordic-Baltic Ministers, who are Governors of NIB, invited the Bank to take swift action to help alleviate the effects from the coronavirus crisis. As an immediate response, we will substantially increase our lending. Our loans will be made available to member countries and sustainable businesses that are facing short-term liquidity problems due to the crisis. We stand ready to extend loans to ﬁnancial intermediaries for on-lending to small and medium-sized companies as well as to provide direct ﬁnancing to larger businesses. As part of these measures, we have extended loans to the Baltic states.

In order to fund this increased activity, NIB issued its ﬁrst, EUR 1 billion NIB Response Bond. The proceeds of the bond will be used to ﬁnance projects that alleviate the social and economic consequences of the COVID-19 pandemic in our member countries.
NIB's mission is twofold: to ﬁnance projects that improve productivity and beneﬁt the environment in its member countries. We will continue to do that. It is of utmost importance that long-term challenges, such as climate change, will not be forgotten in this crisis.

As was pointed out by the Ministers of our owner countries, we also have a supportive role in economic crises. We are a well-functioning funding tool, and our ﬁnancial position is strong. We will implement the lending increase in the context of the Bank’s risk management framework, sound banking practices and our triple-A rating (AAA/Aaa).

The coronavirus outbreak has affected ﬁnancial markets, which have been experiencing signiﬁcant volatility. These movements have resulted in unrealised losses on ﬁnancial instruments NIB is holding to hedge its interest rate risks and in its liquidity portfolio of EUR 130 million. The Bank intends to hold the related ﬁnancial instruments to maturity, and as they will settle, there will be no long-term adverse impact. Due to the negative market sentiment, the Bank has also increased its expected loss provision by EUR 24 million, and as a result of the above, NIB recorded net losses of EUR 113 million. During the period, EUR 1,717 million of loans were agreed and EUR 946 million were disbursed.

At this juncture, it is not possible to predict the full business and economic impact of the pandemic on NIB and its customers. However, the Bank is well capitalised and positioned to support its member countries during these difﬁcult times.

Henrik Normann, President & CEO

4 | Interim Management Statement

Operating and ﬁnancial review
Total comprehensive income
January–March 2020 compared to January–March 2019

NET PROFIT
The net loss for the period January–March 2020 amounted to EUR 112.7 million, down from a net proﬁt of EUR 53.6 million in the same period last year. Total operating income decreased from EUR 61.7 million to a loss of EUR 78.2 million due to unrealised valuation losses described below. Total operating expenses increased by EUR 1.7 million to EUR 12.4 million. The Bank has increased the expected credit loss provision resulting in net loan losses of EUR 22.1 million.

NET INTEREST INCOME
Net interest income for the period amounted to EUR 49 .0 million (January–March 2019:
EUR 53.6 million). Net interest income on lending activities was similar to the corresponding period in 2019, however the interest income on treasury activities decreased by EUR 4.4 million due to the low yield environment.
NET FEE AND COMMISSION INCOME
Net fee and commission income for the period January–March 2020 was EUR 1.5 million, compared to EUR 1.3 million in 2019, due to the higher volume of loans agreed and disbursed in the three month period under review.

NET PROFIT/LOSS FOR THE PERIOD EUR m	NET INTEREST INCOME EUR m	NET FEE AND COMMISSION INCOME EUR m

5 | Interim Management Statement

NET LOSS/PROFIT ON FINANCIAL OPERATIONS
With the recent and rapid development of the COVID 19 outbreak, the ﬁnancial markets have experienced signiﬁcant market movements. These market movements have resulted in unrealised losses on ﬁnancial instruments NIB holds to hedge its interest rate risks and in its liquidity portfolio. The net loss on ﬁnancial operations for the period January–March 2020 amounted to EUR 128.2 million compared to a net proﬁt of EUR 6.7 million in the same period last year. The result includes realised proﬁts of EUR 1.4 million and unrealised losses of EUR 129.6 million compared to realised losses of EUR 0.7 million and unrealised proﬁt of EUR 7.4 million in 2019.
The unrealised valuation loss on interest rate hedges arises mainly from the widening of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with ﬁxed rates or offers borrowers ﬁxed rate loans, it hedges the resulting interest rate risk using swaps, in which the ﬁxed rate is swapped to the short-term money market ﬂoating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). The widening spread between the risk free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates the unrealised valuation loss. It should be noted that as the Bank intends to hold these transactions to maturity, such that they are not sold for a price based on their market value but instead perform until the contracts end, these losses would not be realised as the transactions will settle at par.
The unrealised valuation loss on assets in the Bank’s liquidity portfolio arises from widening credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods with ﬁnancial turbulence such as that currently, being experienced all credit spreads tend to rise, which also affects NIB’s high quality bonds. As the Bank intends to hold the bonds to maturity, such that they are not sold based on the current market value, the valuation losses will reverse, as the bonds will settle at par.

TOTAL OPERATING EXPENSES
Total operating expenses were EUR 1.7 million higher than for the corresponding period in 2019 due increases in depreciation and personnel costs. The increase in depreciation is related to the commencement of depreciation of the Bank's new treasury IT system and also on recently renovated premises during the second half of 2019. The increase in personnal costs is mainly due to higher headcount and the annual inﬂation related pay adjustments.

NET LOAN LOSSES
After the outbreak of COVID 19, the global operating environment rapidly deteriorate and as a result, the Bank has adjusted the macro-economic scenarios used to calculate the expected credit loss (“ECL”) provision. The change in outlook is the main driver behind the increase in the ECL provision from EUR 122.3 million at 31 December 2019 to EUR 146.7 million at 31 March 2020. It is likely that there will be some deterioration in the credit quality of the loan portfolio however, no signiﬁcant changes have been observed to date. This provision covers both loans outstanding and treasury assets held at amortised cost.

NET PROFIT/LOSS ON FINANCIAL OPERATIONS EUR m	TOTAL OPERATING EXPENSES EUR m	NET LOAN LOSSES EUR m

6 | Interim Management Statement

There were no new non-performing loans during the period and no realised losses. The loss recognised in the income statement for net loan losses of EUR 22.1 million relates to recoveries on non- performing loans of EUR 0.1 million and EUR 22.2 million related to the change in ECL on performing loans.

OTHER COMPREHENSIVE INCOME
The Bank separates the foreign currency basis spread from ﬁnancial instruments used in fair value hedge accounting, and this separated amount is recorded in “Other comprehensive income” (OCI) which amounted to a loss of EUR 15.4 million for the period (January–March 2019: Proﬁt EUR 3.4 million). The loss recorded is due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.
The resulting total comprehensive loss for the period amounted to EUR 128.1 million, compared to a proﬁt of EUR 57.0 million in 2019.

7 | Interim Management Statement

Financial position

LENDING OUTSTANDING
Total lending outstanding amounted to EUR 18,643 million, comprising loans outstanding of EUR 18,527 million and Lending Green Bonds ("LGB") recorded in debt securities of EUR 116 million. Demand for NIB’s long-term ﬁnancing remains strong and has increased due to the COVID 19 crisis. The total disbursements during the period amounted to EUR 946 million, which is EUR 399 million higher than for the same period in 2019. Total prepayments amounted to EUR 120 million compared to EUR 588 million in the same period of 2019.

Total lending outstanding, excluding exchange rate and valuation effects, increased from EUR 18,931 million at 31 December 2019 to EUR 19,360 million. The book value amounted to EUR 18,643 million due to signiﬁcant foreign exchange movements and fair valuations/hedge accounting effects of EUR 766 million and EUR 50 million, respectively.
DEVELOPMENT OF LENDING OUTSTANDING DURING 2020
EUR m

* Fair valuation of lending green bonds and hedging accounting.

8 | Interim Management Statement

LENDING HIGHLIGHTS
in EUR millions, unless otherwise speciﬁed	Jan-Mar* 2020	2019	2018	2017	2016
Loans agreed excluding green bond investments	1,717	3,185	4,269	3,665	4,221
Green bond investments	-	131	61	147	143
Total disbursements	946	2,676	4,047	3,147	3,373
Total loans disbursed by business area:
Energy and water	138	454	840	737	1,154
Infrastructure, transport and telecom	245	1,079	1,192	818	791
Industries and services	476	781	1,339	932	836
Financial institutions and SMEs	87	362	675	660	593
Number of loans agreements in period	16	55	58	55	58
Number of green bond investments in period	-	9	3	9	8
Lending outstanding	18,643	18,931	19,065	17,232	16,640
Member countries	17,840	18,055	17,960	15,867	14,831
Non-member countries	947	996	1,222	1,504	1,948
Loan impairment provision	-143	-119	-117	-139	-139

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements
MISSION FULFILMENT
Projects ﬁnanced by NIB contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are evaluated and rated against the criteria developed based on the Bank’s mission. In response to the COVID 19 pandemic, NIB has started to provide “response loans” to alleviate the economic and social consequences of the crisis. These “response loans” are tracked separately and are excluded from the standard mandate-rating framework. In the three-month period that ended on 31 March 2020, mandate rated projects achieving a “good” or “excellent” mandate rating accounted for 100% of the total amount of loans agreed exceeding the target level of 90%.

9 | Interim Management Statement

FUNDING
By the end of March, the Bank had raised EUR 1.7 billion (January–March 2019: EUR 1.4 billion) in new funding.

As called upon by its Nordic and Baltic owner countries, NIB loans will be made available to member countries and sustainable businesses that are facing economic consequences due to the COVID 19 pandemic. In order to support the Bank's COVID 19 response the 2020 funding plan will be increased accordingly.

Consequently, on 31 March, the Bank issued a three-year, EUR 1 billion NIB Response bond which was met with strong support from investors with a ﬁnal orderbook in excess of EUR 3.2 billion, representing the largest-ever orderbook for a EUR benchmark from NIB. NIB Response Bonds will ﬁnance eligible projects that aim to alleviate the social and economic impact of the pandemic in its member countries and will support their recovery process.

On 2 April 2020, the Nordic Investment Bank issued a SEK 4 billion NIB Response Bond, due April 2023. The SEK 4 billion issue is NIB’s largest-ever transaction denominated in Swedish krona and the books closed in excess of SEK 5.2 billon
DEBT DEVELOPMENT DURING 2020
EUR m

10 | Interim Management Statement

Financial statements
Statement of comprehensive income

In thousands of euro	NOTE	Jan-Mar 2020*	Jan-Mar 2019*	Jan-Dec 2019
Interest income from ﬁnancial assets measured at amortised cost		73,929	79,627	315,241
Interest income from ﬁnancial assets measured at fair value		7,111	5,799	25,768
Interest expense		-32,079	-31,826	-129,280
Net interest income	(1)	48,961	53,600	211,729

Commission income and fees received		2,036	2,051	9,462
Commission expense and fees paid		-525	-706	-1,859
Net fee and commission income		1,511	1,345	7,603

Net loss/proﬁt on ﬁnancial operations	(2)	-128,226	6,665	14,272
Foreign exchange gains and losses		-398	109	111
Total operating income		-78,152	61,719	233,715

Expenses
General administrative expenses
Personnel expenses		-8,335	-7,648	-30,496
Other administrative expenses		-2,465	-2,442	-13,872
Depreciation		-1,612	-649	-6,841
Total operating expenses		-12,412	-10,738	-51,209

Loss/proﬁt before loan losses		-90,564	50,981	182,506
Net loan losses	(3) (4)	-22,146	2,636	-524
Net loss/proﬁt for the period		-112,711	53,617	181,982

Other comprehensive income
Items that will not be reclassiﬁed to income statement
Fair value hedges
Valuation of cross currency basis spread		-15,357	3,432	15,786
Total other comprehensive income		-15,357	3,432	15,786

Total comprehensive loss/income		-128,068	57,049	197,768

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements
The accompanying notes are an integral part of these ﬁnancial statements.

11 | Interim Management Statement

Statement of ﬁnancial position

In thousands of euro	NOTE	31 Mar 2020*	31 Mar 2019*	31 Dec 2019
ASSETS
Cash and cash equivalents		3,524,523	4,546,409	1,428,432

Placements with credit institutions		1,338,043	9,021	3,588,987
Debt securities		7,466,958	6,227,611	7,079,053
Other		7,603	15,746	7,585
Financial placements, total		8,812,604	6,252,377	10,675,625
Loans outstanding	(5)	18,527,397	18,750,390	18,798,979
Intangible assets		11,453	14,210	11,753
Tangible assets, property and equipment		37,679	31,532	35,899

Derivatives		2,105,650	1,387,899	1,423,391
Other assets		1,016,048	12,170	4,175
Other assets, total		3,121,699	1,400,070	1,427,566
Accrued interest and fees receivable		216,257	239,680	274,826
TOTAL ASSETS		34,251,612	31,234,668	32,653,078

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements

The accompanying notes are an integral part of these ﬁnancial statements.

12 | Interim Management Statement

In thousands of euro	NOTE	31 Mar 2020*	31 Mar 2019*	31 Dec 2019
LIABILITIES AND EQUITY
Liabilities
Short-term amounts owed to credit institutions		1,416,558	778,718	956,732
Long-term amounts owed to credit institutions		8,435	9,486	8,435
Owed to credit institutions, total		1,424,993	788,204	965,166
Repurchase agreements		10,265	-	-
Debts evidenced by certiﬁcates	(6)	27,079,458	25,240,264	26,673,647

Derivatives		1,083,337	1,317,284	1,042,227
Other liabilities		878,433	66,789	14,911
Other liabilities, total		1,961,769	1,384,073	1,057,138
Accrued interest and fees payable		167,873	187,523	221,805
Total liabilities		30,644,358	27,600,065	28,917,756

Equity		3,607,255	3,634,603	3,735,323

TOTAL LIABILITIES AND EQUITY		34,251,612	31,234,668	32,653,078

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements

The accompanying notes are an integral part of these ﬁnancial statements.

13 | Interim Management Statement

Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2018	418,602	686,325	1,869,553	426,941	173,009	3,124	3,577,554
Proﬁt for the period	-	-	-	-	53,617	-	53,617
Other comprehensive income	-	-	-	-	-	3,432	3,432
Total comprehensive income	0	0	0	0	53,617	3,432	57,049
EQUITY AT 31 MARCH 2019	418,602	686,325	1,869,553	426,941	226,626	6,556	3,634,603
Proﬁt for the period	-	-	-	-	128,365	-	128,365
Other comprehensive income	-	-	-	-	-	12,354	12,354
Total comprehensive income	0	0	0	0	128,365	12,354	140,719
Transactions with owners in their capacity as owners
Appropriation of proﬁt	-	-	133,009	-	-133,009	-	0
Dividends	-	-		-	-40,000	-	-40,000
EQUITY AT 31 DECEMBER 2019	418,602	686,325	2,002,562	426,941	181,982	18,910	3,735,323
Loss for the period	-	-	-	-	-112,711	-	-112,711
Other comprehensive income	-	-	-	-	-	-15,357	-15,357
Total comprehensiveloss	0	0	0	0	-112,711	-15,357	-128,068
EQUITY AT 31 MARCH 2020	418,602	686,325	2,002,562	426,941	69,271	3,553	3,607,255

The accompanying notes are an integral part of these ﬁnancial statements.

14 | Interim Management Statement

Cash ﬂow statement

In thousands of euro	Jan-Mar 2020*	Jan-Mar 2019*	Jan-Dec 2019
Cash ﬂows from operating activities
Net loss/proﬁt for the period	-112,711	53,617	181,982

Adjustments:
Unrealised gains/losses of ﬁnancial assets held at fair value	72,439	428	3,226
ECL non-lending activities	185	42	50
Depreciation and write-down in value of tangible and intangible assets	1,612	649	6,841
Change in accrued interest and fees (assets)	58,521	54,741	19,631
Change in accrued interest and fees (liabilities)	-53,934	-49,105	-14,830
Net loan losses (ECL lending activities)	22,146	-2,636	524
Adjustment to hedge accounting	55,739	-6,465	-9,243
Other adjustments to the period´s proﬁt	2,947	-1,112	-3,826
Adjustments, total	159,656	-3,457	2,373
Lending
Disbursements of loans	-946,367	-546,956	-2,545,287
Repayments of loans	495,867	1,001,878	2,814,863
Transfers of lending green bonds to debt securities	-	-	48,149
Capitalisations, redenominations, index adjustments, etc.	-37	643	-9,271
Lending, total	-450,538	455,565	308,454

Cash ﬂows from operating activities, total	-403,592	505,725	492,809
Cash ﬂows from investing activities
Placements and debt securities
Purchase of debt securities	-723,112	-538,330	-2,246,940
Transfers of lending green bonds to debt securities	-	-	-48,149
Sold and/or matured debt securities	547,324	805,507	1,708,959
Placements with credit institutions	2,251,110	-	-3,580,102
Other ﬁnancial placements	-	15	7,910
Placements and debt securities, total	2,075,322	267,192	-4,158,321

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements

The accompanying notes are an integral part of these ﬁnancial statements.

15 | Interim Management Statement

In thousands of euro	Jan-Mar 2020*	Jan-Mar 2019*	Jan-Dec 2019
Other items
Acquisition of intangible assets	-653	-717	-2,941
Acquisition of tangible assets	-2,439	-1,210	-7,192
Change in other assets	-3,599	-7,703	293
Other items, total	-6,691	-9,630	-9,839

Cash ﬂows from investing activities, total	2,068,631	257,563	-4,168,161

Cash ﬂows from ﬁnancing activities
Debts evidenced by certiﬁcates
Issues of new debt	658,983	1,415,746	4,908,757
Redemptions	-1,012,420	-2,517,701	-4,588,630
Debts evidenced by certiﬁcates, total	-353,438	-1,101,955	320,127

Other items
Long-term placements from credit institutions	-	-	-1,051
Change in swap receivables excluding fair value changes	-398,943	-161,723	-136,802
Change in swap payables excluding fair value changes	100,497	-297,274	-493,868
Change in other liabilities	499,374	51,957	-1,549
Dividend paid	-	-	-40,000
Other items, total	200,929	-407,040	-673,270

Cash ﬂows from ﬁnancing activities, total	-152,509	-1,508,995	-353,143

CHANGE IN CASH AND CASH EQUIVALENTS, NET	1,512,529	-745,705	-4,028,495

Opening balance for cash and cash equivalents, net	471,700	4,182,512	4,182,512
Exchange rate adjustments	113,471	330,887	317,683
Closing balance for cash and cash equivalents, net	2,097,700	3,767,691	471,700

Additional information to the statement of cash ﬂows
Interest income received	139,609	140,167	360,603
Interest expense paid	-86,011	-80,931	-144,104

* Unaudited ﬁgures, to be read in conjunction with NIB's 2019 audited ﬁnancial statements

The accompanying notes are an integral part of these ﬁnancial statements. The cash ﬂow statement has been prepared using the indirect method and cash ﬂow items cannot be directly concluded from the statements of ﬁnancial positions.

16 | Interim Management Statement

Notes to the interim ﬁnancial statements

Note 1: Net interest income

In thousands of euro	Jan-Mar 2020	Jan-Mar 2019	Jan-Dec 2019
Cash and cash equivalents	-2,980	-2,682	-2,725
Placements with credit institutions	-3,576	0	-12,872
Debt securities	15,250	14,622	60,757
Loans outstanding	72,319	73,459	295,726
Other interest income	27	27	123
Total, interest income	81,040	85,426	341,009
Of which, interest income from ﬁnancial assets measured at amortised cost	73,929	79,627	315,241
Short-term amounts owed to credit institutions	1,248	509	3,199
Long-term amounts owed to credit institutions	12	13	50
Short-term repurchase agreements	2	-	-
Debts evidenced by certiﬁcates	-131,541	-140,999	-558,100
Swap contracts and other interest expenses, net	98,199	108,651	425,572
Total, interest expense	-32,079	-31,826	-129,280
Of which, interest expense from ﬁnancial liabilities measured at amortised cost	-61,346	-91,283	-312,116
Net interest income	48,961	53,600	211,729
Note 2: Net loss/proﬁt on
ﬁnancial operations

In thousands of euro	Jan-Mar 2020	Jan-Mar 2019	Jan-Dec 2019
Financial instruments held at fair value, realised gains and losses	1,370	-630	2,715
Financial instruments held at fair value, unrealised gains and losses	-73,893	961	2,240
Financial instruments held at amortised cost, realised gains and losses	36	-130	73
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-55,739	6,465	9,243
Net loss/proﬁt on ﬁnancial operations	-128,226	6,665	14,272

17 | Interim Management Statement

Note 3: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2018	26,080	13,988	80,097	120,165
Transfer to Stage 1	356	-356	-	0
Transfer to Stage 2				0
Transfer to Stage 3				0
New assets originated or disbursed	1,325			1,325
Amortisations and repayments	-1,434	-924		-2,358
Impact of remeasurment on existing assets	246	-636	-1,170	-1,560
Foreign exchange adjustments and other changes			1,591	1,591
Net change income statement	493	-1,915	420	-1,002

Balance at 31 March 2019	26,572	12,073	80,517	119,161
Transfer to Stage 1	4,235	-4,235	-	0
Transfer to Stage 2	-264	264	-	0
Transfer to Stage 3	0	0	-	0
New assets originated or disbursed	5,967	2365	-	8,332
Amortisations and repayments	-3,745	-3,252		-6,997
Impact of remeasurment on existing assets	-4,191	6,467	-484	1,792
Foreign exchange adjustments and other changes	-	-	-2	-2
Net change income statement	2,003	1,609	-486	3,126

Balance at 31 December 2019	28,575	13,682	80,031	122,287
Transfer to Stage 1	-	-	-	0
Transfer to Stage 2	-2,770	2,770	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,294	80	-	2,374
Amortisations and repayments	-751	-339	-	-1,090
Impact of remeasurment on existing assets	8,584	12,610	-146	21,047
Foreign exchange adjustments and other changes	-	-	2,043	2,043
Net change income statement	7,357	15,121	1,896	24,374

Balance at 31 March 2020	35,932	28,803	81,927	146,662

ECL - STATEMENT OF FINANCIAL POSITION
In thousands of euro	31 Mar 2020	31 Mar 2019	31 Dec 2019
Loans outstanding	143,064	116,138	119,165
Other receivables	1,885	1,838	1,838
Commitments (recorded in other liabilities)	1,237	863	994
Financial placements	476	323	291
Total	146,662	119,161	122,287

ECL - STATEMENT OF COMPREHENSIVE INCOME
In thousands of euro	Jan-Mar 2020	Apr-Dec 2019	Jan-Mar 2019
Net result on ﬁnancial operations	-185	32	-43
Net loan losses (Note 4)	-22,146	-3,160	2,636
Foreign exchange gains and losses	-2,043	2	-1,591
Total recognised in income statement	-24,374	-3,126	1,002

Note 4: Net loan losses

In thousands of euro	Jan-Mar 2020	Jan-Mar 2019	Jan-Dec 2019
Change in expected credit loss on performing loans	-22,293	1,466	-2,179
Change in expected credit loss on non-performing loans	146	1,170	1,655
Decrease of provisions to cover realised loan losses	-	-	-
Realised loan losses	-	-	-
Net loan losses	-22,146	2,636	-524

There were no realised losses for the periods Jan-Mar 2020, Jan-Mar 2019 or Jan-Dec 2019.

18 | Interim Management Statement

Note 5: Lending outstanding

In thousands of euro	Jan-Mar 2020	Apr-Dec 2019	Jan-Mar 2019
Opening Balance	18,931,294	18,750,390	19,065,056
Disbursements	946,367	2,129,131	546,956
Amortisations	-375,867	-1,225,408	-328,078
Prepayments	-120,000	-587,577	-673,800
Changes in expected credit losses	-21,903	-3,029	2,568
Foreign exchange movements	-766,448	-92,912	100,489
Fair value adjustments	-8,363	-3,207	355
Hedge accounting adjustments	58,555	13,606	37,486
Other	-155	-49,699	-643
Closing balance	18,643,480	18,931,294	18,750,390

Lending outstanding at 31 March 2020, comprises loans outstanding of EUR 18,527,397 thousand and lending green bonds of EUR 116,083 thousand recorded in Debt securities.

Note 6: Debts evidenced by certiﬁcates

In thousands of euro	Jan-Mar 2020	Apr-Dec 2019	Jan-Mar 2019
Opening Balance	26,673,647	25,240,264	25,651,370
New debt issues	1,665,913	3,493,011	1,415,746
Amortisations	-872,750	-2,136,547	-2,103,102
Calls and buy backs	-140,562	-105,495	-414,147
Foreign exchange movements	-751,396	-113,937	454,354
Fair value adjustments	24,037	1,801	-
Hedge accounting adjustments	479,679	291,614	236,495
Other	891	2,936	-452
Closing balance	27,079,458	26,673,647	25,240,264
Note 7: Basis of preparation

This interim management statement is not presented in accordance with IAS 34 “Interim Financial Reporting”, as this statement excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB’s Financial Report 2019.

This report was approved by Executive Committee on 8th April 2020

RATIO DEFINITIONS

Equity/total assets =	Total equity at reporting date
Total assets at reporting date

Proﬁt/average equity =	Annualised proﬁt for the period
Average equity for the period

Cost/income =	Total operating expenses for the period
Total operating income for the period

19 | Interim Management Statement